WES CONSULTING, INC.
2745 Bankers Industrial Drive
Atlanta, GA 30360
Telephone: (770) 246-6400

March 11, 2010

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn: Geoffrey Kruczek
Mail Stop 3030

RE:	Liberator, Inc.
Registration Statement on Form 10
Comment Letter dated January 12, 2010
File No. 000-53514

Dear Mr. Kruczek:

Set forth below are the responses by WES Consulting, Inc., the surviving entity from a merger between Liberator, Inc. (“Liberator”) and WES Consulting, Inc. (“WES” or the “Company”) effective October 19, 2009, to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated January 12, 2010.  We have reproduced the Staff’s comments for your convenience and have followed each comment with our response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in the Registration Statement on Form 10 referenced above.

1.
Please tell us when you will file your Form 10-K that was the subject of the Form 12b-25 that you filed on September 28, 2009. See Question 151.01 in the Exchange Act Rules Compliance and Disclosure Interpretations available on the Commission's web site at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

Response:  Liberator’s annual report on Form 10-K for the fiscal year ended June 30, 2009 was filed on February 12, 2010.

2.
Refer to prior comment 1. Please ensure that you provide the required acknowledgements in a form that clarifies which entity is signing the acknowledgements. It appears that the entity that filed the Form 10 merged with another entity; ensure that the entity that provides the required acknowledgements is an entity that exists at the time that it provides the acknowledgements.

Response:  This response letter contains the required acknowledgments, and it is signed by an authorized officer of WES.

Geoffrey Kruczek
Securities and Exchange Commission
March 11, 2010

3.
Given the nature of prior comments 2 through 9, it is unclear how the filings mentioned in your responses cause the comments to be inapplicable, as you state in each response. For example, given that prior comment 5 relates to the filing obligations of your affiliates pursuant to Section 16 of the Exchange Act following effectiveness of the registration statement on Form 10, it is unclear how the filings mentioned in your response address whether your affiliates complied with those obligations or whether those affiliates engaged in any transactions reportable under Section 16. Similarly, prior comments 2 and 3 relate to what disclosure, if any, is required in the registration statement regarding the One Up transaction. It is unclear how the disclosure in the Form 8-K or the Form 15 you mention addresses those concerns. Therefore, we reissue prior comments 2 through 9.

Response:  As the Staff reissued prior comments 2 through 9, we have reproduced the Staff’s prior comments 2-9 for your convenience and have followed each prior comment with our new response:

Item 1. Business, page 2

2.	We reissue prior comment 5:

•
The first bullet of that comment requested that you provide us with a copy of the “non-binding letter of intent” with respect to the potential business opportunity mentioned in your response letter to us dated February 2, 2009.

However, you have not yet provided us with the letter of intent. You have also not filed it as an exhibit, contrary to your response;

•
The second bullet of prior comment 5 was not limited to relationships between you, your affiliates and New Castle, as suggested by your response. Rather, it also included relationships between you, your affiliates and the target company; and

•
It remains unclear from your response to the third bullet the legal authority on which you relied to not file the letter of intent. In this regard, please tell us the status of the acquisition at the time this registration statement became effective, and provide us your analysis of the requirements regarding the extent of the disclosure regarding One Up that should have been included in the registration statement at that time; cite with specificity all legal authority on which you rely. In this regard, we note that the transaction appears to have been contemplated at the time of your January 2009 agreement with New Castle.

Response:  With regards to the first bullet point, the engagement letter, as amended, with New Castle Financial Services is filed as Exhibits 10.1, 10.2, and 10.3 to Amendment No. 1 to Liberator’s current report on Form 8-K filed with the Commission on February 10, 2010.  As per your request, a copy of the non-binding letter of intent is provided with this response letter.

Geoffrey Kruczek
Securities and Exchange Commission
March 11, 2010

With regards to the second bullet point, there were no relationships between Liberator or any of its affiliates and OneUp Innovations prior to December 12, 2008, which is when Downshire Capital introduced Liberator to OneUp Innovations for purposes of the merger that closed on June 26, 2009.

With regards to the last bullet point, and as stated above, the non-binding letter of intent with New Castle was not filed as an exhibit as Liberator did not deem it a material agreement as it was a non-binding agreement.  At December 3, 2008, OneUp Innovations had not been introduced to Liberator.  Thus, the acquisition was not in any stage on that date, and Liberator believed that no disclosures regarding OneUp Innovations were required in the Form 10 filing on December 3, 2008.

(b) Business of Issuer, page 3

3.	Please expand your response to prior comment 3 to tell us how you were introduced to One Up and the type of analysis of One Up undertaken before completing the business combination with One Up.

Response: Downshire Capital acted as a finder for OneUp Innovations, Inc. in Liberator’s merger with OneUp Innovations.  Our understanding is that Downshire Capital researched Liberator’s industry and OneUp Innovations, and Downshire Capital introduced Liberator to OneUp Innovations.  As Liberator’s management changed pre-merger and post-merger, we do not have the information and knowledge required to respond as to the type of analysis of OneUp Innovations undertaken by Liberator before completing the merger.

Item 1.A. Risk Factors, page 4

4.
Please expand your response to prior comment 10 to tell us how an incorrect statement appeared in your audited financial statements. Add any appropriate risk factors related to your internal controls. Also, if your revisions in response to prior comment involved a change in your fiscal year, tell us why you have not reported that change under the appropriate item of Form 8-K.

Response: Liberator’s fiscal year end at inception was December 31 until it was changed to June 30 on June 26, 2009.  Earlier versions of the Form 10 that were filed include financial statements for a twelve-month period beginning with Liberator’s formation on October 31, 2007.  October 31 was never Liberator’s fiscal year end.

Security Ownership, page 11

5.
We note your response to prior comment 11, Given that your affiliates did not make the filings pursuant to Section 16, within the time period mentioned in your letter, we reissue that comment. Also, please tell us whether your current or former affiliates have engaged in any transactions reportable under Section 16.

Response:  Louis Friedman, Ronald Scott, Leslie Vogelman, and David Wirth filed their respective Form 3’s on February 9, 2010, and Don Cohen filed a Form 3 on February 10, 2010.  We are not aware of any transactions engaged in by Liberator’s current (as of the time immediately prior to the merger between Liberator and WES) or former affiliates that are reportable under Section 16.

Geoffrey Kruczek
Securities and Exchange Commission
March 11, 2010

Item 7. Certain Relationships and Related Transactions…, page 13

6.
We note your revisions in response to prior comment 16. Please reconcile your disclosures here and on pages F-8 and F-14 regarding the amount of the capital contribution from your majority shareholder.

Response:  The disclosure under Item 7 in Amendment No. 4 to the Form 10 that Hope Capital contributed “$3,325” was a typographical error, which disclosure should have stated that Hope Capital contributed “$6,325” in line with the disclosures on pages F-8 and F-14 in such Amendment No. 4. The disclosure under Item 7 has been corrected.

Item 15. Financial Statements and Exhibits, page 17

7.
Exhibit 10.1 is marked by an asterisk that indicates it was previously filed. However, that exhibit has not yet been filed as an exhibit to this registration statement. Please revise or advise. If, instead, you intend to incorporate that exhibit by reference to another of your Exchange Act filings, please revise to make that clear and to identify that other filing.

Response:  The Exhibit Table has been revised to list as Exhibit 2.1 in the Amended Form 10 the exhibit that was previously listed as Exhibit 10.1 and to make clear that such exhibit is incorporated by reference to another Exchange Act filing.

Signatures, page 17

8.	We note your revisions in response to prior comment 17. However, the text on this page continues to be inconsistent with the signatures requirements of Form 10. Therefore, we reissue prior comment 17.

Response:  The signature page to the Amended Form 10 has been revised accordingly.

Geoffrey Kruczek
Securities and Exchange Commission
March 11, 2010

Exhibits

9.	Please ensure that the document that you filed as exhibit 10.2 is complete, including all attachments. For example, it appears to be missing Exhibit B.

Response:  The document filed as Exhibit 10.2, which is listed as Exhibit 10.1 in the Exhibit Table in the Amended Form 10, was amended and restated by the document listed as Exhibit 10.2 in the new Exhibit Table.  The executed version of Exhibit 10.1 did not include an exhibit B, but the executed version of Exhibit 10.2 did include an exhibit B, which is filed as part of the exhibit to the Exchange Act filing that is incorporated by reference in the Amended Form 10.

*          *          *

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact our legal counsel at Richardson & Patel LLP, Attention: Peter Hogan or Jamie H. Kim at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,

WES CONSULTING, INC.

/s/ Ronald P. Scott
Ronald P. Scott
Chief Financial Officer

cc:	Peter Hogan, Esq., Richardson & Patel LLP Jamie H. Kim, Esq., Richardson & Patel LLP